DECA INVESTMENTS, INC.
Robert L. Waligunda
206 Amberleigh Drive
Pennington, NJ  08534

March 9, 2011

Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
Washington, D.C., 20549

Re:           Deca Investments, Inc.
Form 10-12g
Filed January 26, 2011
File No. 000-54262

Dear Mr. Riedler:

This correspondence is in response to your February, 22, 2011, letter in regard to the above stated matter.  We have enclosed a copy of our amended 10-12g for your review as well.  Below please find the requested information and where appropriate we have made amended our filing to reflect this information.

Item 1.  Description of Business, Page 2.

3.  The registration statement has been revised to correspond with the correct date, February 6, 2007.

4.  The company expects communications within the next thirty (30) days to communicate with potential business combination candidates and has begun discussions with third party advisors to assist in this endeavor.  The registration statement has been amended to reflect this statement.

5. It is the intention of the Company to engage firms and or individuals to assist in the due diligence process of reviewing prospective business combination prospects.  As of this date, an engagement letter has not been signed with any third parties.  The registration statement has been amended to reflect this statement.

6.  The registration statement has been amended to reflect the disclosure.

DECA Investments, Inc.

B.  Business of Issuer, Page 2.

7.  The registration statement has been amended to more fully clarify the Company’s cash and asset position.

8.  An issuer that is a blank check, shell or dormant company may not use the Connecticut exemption for Rule 505 offerings.  Section 36b-3(3) of the Connecticut Uniform Securities Act defines "blank check company" and Section 36b-3(21) of the Act defines" shell company" and "dormant company."  The state of Oregon Administrative Rules also states under ORS 59.045(1) that no issuer, licensed broker-dealer, or affiliate of an issuer or licensed broker-dealer may effect transactions in the securities of a "blank check company", as that term is defined pursuant to section (2) of this rule, in reliance on any exemption pursuant to ORS 59.035.  For purposes of this rule, a "blank check company" shall mean a company that: (a) Is devoting substantially all of its efforts to establishing a new business in which planned principal operations have not commenced or, that has commenced planned principal operations, but has not derived significant revenue therefrom; (b) Has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies; and (c) Is issuing or has issued "penny stock" as that term is defined in section (3) of this rule. (3) For purposes of this rule, the term "penny stock" shall mean any equity security having a price of less than five dollars, excluding any broker-dealer commission, commission equivalent, mark-up or mark-down in an agency transaction or a contemporaneous offsetting purchase and sale principal transaction, but including any broker-dealer mark-up or mark-down in any other principal transaction; other than a security that is: (a) Registered or approved for registration and traded on a national securities exchange registered with the Securities and Exchange Commission; (b) Quoted or approved for quotation on NASDAQ; or (c) Issued by an investment company registered under the Investment Company Act of 1940.

9.  The Risk Factor section has been amended to reflect the statement.

10.  Due Diligence

Form of Acquisition, Page 3

11.  The disclosure has been revised to reflect that third party and outside consultants will be engaged for this purpose in addition to the Company’s Officers and Directors devoting approximately thirty percent of their time to this endeavor.

A.  Reports to security holders, Page 3

12.  The disclosure has been amended to reflect the Company’s reporting obligation.

Item 2.  Management’s Discussion and Analysis or Plan of Operation, Page 4.

DECA Investments, Inc.

13.  Management will contribute a maximum of $75,000 to investigate and analyze business combinations.  If capital requirements exceed this amount, outside investors will be sought to provide additional capital.

14.  The Company has incurred expenses in seeking merger candidates that have been paid by the Company’s officers and directors individually.

Risk Factors, Page 5.

15.  The risk factor section has been amended, it should be noted that Mr. Waligunda has experience as both a director and officer of a public company, specifically as a director of the public company Franklin Mining from 1989 to 1997 and as President of Franklin Mining in 1997 to 1999.

16.  A risk factor has been added in regard to this statement by our auditor.

17.  The disclosure has been expanded as requested.

18.  The discussion has been added as requested.

19.  William Wilson and Anthony Ferrentino are members of the management team of Trident Acquisitions, Inc., a Nevada corporation.  At the present time they are both doing due diligence in seeking qualified candidates for mergers and/or acquisitions, but presently have not identified any potential target companies.

“Management intends to devote only a limited amount of time to seeking a target company, Page 6.

20.  The disclosure has been amended to reflect that management expects to devote approximately thirty percent of their time to the affairs of the Company.

“We intend to issue more shares in a merger or acquisition ”, Page 8.

21.  The disclosure has been revised to clarify this statement.

Item 5.  Directors, Executive Officers, Promoters and Control Persons, Page 11.

22.  The statement has been revised to reflect.

23.  Please see the enclosed due diligence information request for prospective business combinations which is utilized by the Company in investigating possible business combinations.

Item 7.  Certain Relationships and Related Transactions and Director Independence, Page 12.

DECA Investments, Inc.

24.  The revisions have been made to reflect costs incurred for accounting and legal expenses which were paid by management.

Item 8.  Description of Securities, Page 13.

25.  The inconsistencies have been removed to reflect the following number of shares authorized and par value of each share as such:

Preferred Stock, Page 13.

26.  The disclosure has been revised as requested and clarifying the designation of rights and limitations of the Convertible Series A Preferred Stock.

27.  The disclosure has been expanded to reflect this information in compliance with Item 202 of Regulation S-K.

Item 6.  Financial Statements and Supplemental Date, Page 15.

28.  As of October 31, 2010, and for the period then ended, the Company had not incurred any services from outside third parties or prepaid for services from outside third parties that needed to be recognized.  All of the third parties providing professional or other services to the Company were paid and the related services were performed subsequent to October 31, 2010.

Item 1.  Index to Exhibits, page 16.

29.  The final By-laws have been submitted.  The prior submission exhibit was an administrative error.

Additionally Deca Investments, Inc. hereby acknowledges that:

·           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·           SEC Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·           The Company may not assert SEC staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions in regards to this response, please do not hesitate to contact me.  Thank you in advance for your time.

Sincerely,
/s/Robert L. Waligunda	/s/
Robert L. Waligunda	Name
President	Title

DECA Investments, Inc.